455 Sherman St., Suite 300 Denver, Colorado 80203 303-777-3737 303-777-3823 FAX www.dillanddill.com	Arthur H. Bosworth, II
Christopher W. Carr*
Daniel W. Carr
John J. Coates
Kevin M. Coates
H. Alan Dill
Robert A. Dill
Thomas M.  Dunn
John A. Hutchings
Stephen M. Lee
Fay M. Matsukage**
Adam P. Stapen
Jon Stonbraker
Craig A. Stoner
Frank W. Suyat
Patrick D. Tooley
*Also licensed in Washington
**Also licensed in Nevada

November 18, 2015

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Elio Motors, Inc.
Offering Statement on Form 1-A
Filed on August 28, 2015
File No. 024-10473

Dear Mr. Dobbie:

On behalf of Elio Motors, Inc. (the “Company”) Amendment No. 3 to the offering statement on Form 1-A is being filed.

The comments of the Staff received in a telephone call on November 16, 2015, have been addressed in this filing pursuant to your request.  The Company’s responses are set forth below.

To assist the staff in its review of this Amendment, we are sending a redline of the offering statement, which has been marked to show all of the changes.  The page numbers below correspond to the redlined version.

1.	The Plan of Distribution section (pages 38 through 40) has been revised to reflect and disclose the following:
•	The end of the Minimum Offering Period and termination date of the offering;
•	Certain changes requested by FINRA to clarify the administrative functions to be performed by FundAmerica Securities, LLC;
•	Certain changes requested by FINRA to clarify the compensation to be paid to FundAmerica Securities; and
•	The change of transfer agent to VStock Transfer, LLC to be consistent with the disclosure on page 37.

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2015

2.
We note the Staff’s previous comment regarding the participation of the Company’s employees in the offering effort.  These employees may be involved in obtaining additional information or clarification from persons who have subscribed to purchase the offered securities on the startengine.com website.  To the extent that this level of activity may be deemed to cause these employees to be considered brokers or dealers, the Company relies on the safe harbor provisions of Rule 3a4-1.  Specifically, these employees meet the conditions set forth in paragraph (a)(4)(ii) and (iii).

3.	All of the blanks and bracketed information in the document have now been filled in and finalized. See the cover page, and pages 3, 8, and 9.

4.
We note that Exhibits 4.1 – Form of Subscription Agreement, 6.19 – Form of Broker-Dealer Services Agreement, and 8.1 – Form of Escrow Agreement are being filed again as exhibits, as certain changes were made in response to FINRA comments.

The Company desires to have its offering statement qualified as soon as possible.  FINRA has cleared the compensation arrangements of FundAmerica Securities, LLC, and the Company is providing a separate written statement containing certain requested acknowledgments.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Cc:	Elio Motors, Inc. Ellenoff Grossman & Schole LLP